BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

RECEIVED

07021143

Feb 13, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on Feb 13, 2007, the following messages.

- Bridgestone Corporation Announces Revised Consolidated 2006 Financial Projections

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yukimitsu Ushio
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

dlw 2/20

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone Corporation Announces Revised Consolidated 2006 Financial Projections

Tokyo (February 13, 2007) - Bridgestone Corporation today announced revisions to its consolidated financial projections for the fiscal year ended December 31, 2006. Its original projections were announced on November 1, 2006. Set forth below is a summary of management's revised projections of consolidated sales and earnings for fiscal year 2006.

Consolidated Financial Projections (January 1 to December 31, 2006)

	(Revised) FY2006 Projections	(Original) FY2006 Projections	Increase (decrease)		(Reference) FY2005 Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	2,990,000	2,950,000	40,000	1.3	2,691,375
Operating income	190,000	165,000	25,000	15.1	213,850
Ordinary income	159,000	128,000	31,000	24.2	198,103
Net income	85,000	62,000	23,000	37.0	180,796

Management expects net sales in fiscal year 2006 to increase over the projections announced on November 1, 2006 due in part to an increase in unit sales and the exchange gain on the weaker Japanese Yen. Management also expects an increase in operating income, ordinary income and net income over the projections announced on November 1, 2006 due in part to an increase in unit sales, higher profitability due to better sales mix and the exchange gain on the weaker Japanese Yen.

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